UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

Notification of Late Filing

Check one: [   ] Form 10-K  [   ] Form 20-F  [   ] Form 11-K    [ X ] Form 10-Q  [   ] Form 10-D  [   ] Form N-SAR    [   ] Form N-CSR

For Period Ended:  June 30, 2006

[   ]  Transition Report on Form 10-K
[   ]  Transition Report on Form 20-F
[   ]  Transition Report on Form 11-K
[   ]  Transition Report on Form 10-Q
[   ]  Transition Report on Form N-SAR

For Transition Period Ended:

NOTHING IN THIS FORM WILL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED IN THIS STATEMENT.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I - Registrant Information

PROSPERO MINERALS CORP.
Full name of Registrant

Corumel Minerals Corp.
Former Name if Applicable

575 Madison Avenue, 10th Floor
Address of Principal Executive Office (Street and Number)

New York, New York, 10022-2511
City, State, Zip Code

Page - 1

Part II - Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate):

[ ]	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[ X ]	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, N-SAR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the 5th calendar day following the prescribed due date; and;

[ ]	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached, if applicable.

Part III - Narrative

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As a result of the recent resignation of the Registrant’s auditor, the Registrant needs additional time to complete the preparation of the filing, in particular, the financial disclosure and statements. The Registrant anticipates filing by August 19, 2006.

Part IV - Other Information

(1)	Name and telephone number of person to contact in regard to this notification:

Name:  Dr. Darvie Fenison
Telephone Number:  606-676-0349

(2)
Have all periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed?

If the answer is no, identify report(s)[   ] Yes [ X ] No
Form 10-KSB for period ended March 31, 2006

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [ ] Yes [ X ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

PROSPERO MINERALS CORP.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned, who is duly authorized.

PROSPERO MINERALS CORP.

By: /s/ Dr. Darvie Fenison
Dr. Darvie Fenison - Secretary
Dated: August 14, 2006

Page - 2